

September 1, 2011

<u>Via Facsimile</u>
Timothy A. Larkin
Chief Financial Officer
Warren Resources, Inc.
1114 Avenue of the Americas
New York, New York 10036

>   **Re: Warren Resources, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2010**
>   **Filed March 2, 2011**
>   **File No. 000-33275**

Dear Mr. Larkin:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2010</u>

<u>Reserve Estimation Process, Controls and Technologies, page 9</u>

1.   Please expand your disclosure to include a description of the internal controls used in your reserve estimation effort to comply with Item 1202(a)(7) of Regulation S-K. We expect this would include controls that ensure information taken from third party reports is properly disclosed in your filing. Also disclose the qualifications of your technical person who is primarily responsible for overseeing the preparation of the reserves estimates and accepting the report from Williamson Petroleum Consultants, Inc.

Natural Gas and Oil Acreage, page 14

2.   Please disclose the minimum remaining terms of leases and concessions to comply with Item 1208(b) of Regulation S-K.

Note K – Oil and Gas Reserve Data (Unaudited), page F-32

Summary of Changes in Proved Reserves, page F-33

3.   We note that you disclose the total quantity of proved undeveloped reserves at year end for oil and natural gas. Please expand your disclosure to include the additional information required by Item 1203 (b) through (d) of Regulation S-K.

Exhibit 99.1

4.   We refer you to Items 1202(a)(8)(ii), 1202(a)(8)(iv), and 1202(a)(8)(ix) of Regulation S-K. Please obtain and file a revised report from Williamson Petroleum Consultants, Inc. which includes the following information:

• The date on which the report was completed. The date listed of February 17, 2010 does not appear to coincide with the date of the estimate.

• A statement that the assumptions, data, methods, and procedures used in the report is appropriate for the purpose served by the report. The statement on page three of the report stating that "The estimates of reserves contained in this report were determined by accepted industry methods deemed appropriate for this type of evaluation" is not sufficient.

• A brief summary of the third party's conclusions with respect to the reserves estimates.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer O'Brien at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief